EXHIBIT 99.1

Precision Drilling Exceeds 2022 Debt Repayment Guidance and Provides Capital Allocation and Operational Updates

CALGARY, Alberta, Jan. 05, 2023 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) provides a series of positive announcements including: 1) 2022 debt repayment and year-end liquidity update; 2) capital allocation framework update; and 3) operations update for drilling activity, Alpha™ technologies and EverGreen™ environmental solutions.

2022 Debt Repayment and Year-End Liquidity Update

Precision reduced total debt by $106 million in 2022, exceeding its $75 million debt reduction goal. As of December 31, 2022, Precision’s outstanding debt obligations included:

  US$44 million – senior credit facility due June 18, 2025
  US$348 million – 7.125% senior notes due January 15, 2026
  US$400 million – 6.875% senior notes due June 15, 2029

In addition, Precision had approximately US$22 million of real estate credit facilities and ended 2022 with a cash balance of approximately $22 million and total liquidity of approximately $600 million.

Capital Allocation Framework Update

Precision is well on track to achieve its long-term goal of repaying over $400 million in debt and reaching a sustained Net Debt to Adjusted EBITDA leverage ratio of below 1.5 times by the end of 2025. Given its strong free cash flow outlook, the Company now expects leverage between 1.25 and 1.75 times by the end of 2023 and will look to exceed its long-term debt reduction targets on both an absolute level and as a multiple of Adjusted EBITDA.

Precision will also continue to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders. During 2022, Precision repurchased and cancelled 130,395 common shares under its Normal Course Issuer Bid.

Operations Update

Precision continues to experience strong customer demand for drilling services, Alpha™ technologies and EverGreen™ environmental solutions and expects its Canadian and U.S. fourth quarter field margins to exceed our previous guidance and continue trending upward in 2023.

Drilling Activity

In the fourth quarter of 2022, Precision’s average active rig count was 66 for Canada and 59 for the U.S., representing increases of 27% and 31%, respectively from the same period in 2021. In Canada, we currently have 74 rigs active and expect our rig count to peak at approximately 80 rigs within the next few weeks. All 28 of our Canadian Super Triple rigs are currently active, and later in the quarter the Company will activate an additional Super Triple rig that has been redeployed from the U.S. to work on a multi-year contract related to an LNG export project. In the U.S., we currently have 62 rigs active and expect activity levels to continue trending modestly upward through the next several quarters. Precision has six rigs active internationally, increasing to eight by the middle of 2023.

Alpha

Precision exited the year with 70 AC Super Triple rigs equipped with its AlphaAutomation™ platform, a 49% increase from the beginning of 2022. During the fourth quarter, revenue from our Alpha™ technologies grew by over 50% compared with the fourth quarter of 2021 as our total paid days for AlphaAutomation™ increased by over 60%. Customers see the value in our technology and we expect to convert the entire fleet of Super Triple rigs by early 2024.

EverGreen™

Precision’s EverGreen™ suite of environmental solutions offers customers products and applications to measure and reduce their Greenhouse Gas (“GHG”) emissions during drilling operations. Precision exited 2022 with seven field deployed EverGreen™ Battery Energy Storage Systems and 15 EverGreen™ Integrated Power and Emissions Monitoring Systems. In 2023, we will continue to scale our EverGreen™ suite of environmental solutions, which will drive additional revenue growth and help our customers achieve their GHG reduction targets.

CFO Quote

Carey Ford, Precision’s CFO, commented, “With a robust free cash flow outlook expected over the next several years, we will continue to advance our debt reduction plans while maintaining direct returns to shareholders. Since the beginning of 2018, our debt reduction and share repurchases have exceeded $800 million and I am confident Precision’s High Performance, High Value strategy, exceptional field results, capital discipline and capital allocation will continue to support increased shareholder value.”

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and "forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following:

  anticipated future activity levels;
  anticipated demand for drilling, Alpha™ and EverGreen™ services;
  anticipated cash interest expense;
  anticipated free cash flow;
  anticipated capital spending plans; and
  our future debt reduction and shareholder capital return plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and GHG emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Lavonne Zdunich, CPA, CA
Director Investor Relations
403.716.4500
Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com